

October 8, 2013

<u>Via E-mail</u>
Ms. Carol B. Tomé
Chief Financial Officer
The Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

      RE: The Home Depot, Inc.
               Form 10-K for the Year Ended February 3, 2013
               Filed March 28, 2013
               File No. 1-8207

Dear Ms. Tomé:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief